Exhibit 12.1

Ratios of Earnings to Fixed Charges

(In Thousands Except Ratios)

	Six Months Ended		Fiscal Year Ended(1)
	7/3/2005	6/27/2004	2004	2003	2002	2001	2000
Income Before Income Taxes	$21,057	$22,723	$36,550	$38,060	$38,070	$11,696	$9,835
Fixed Charges
Interest Expense	24,391	20,984	43,983	41,914	49,120	44,322	53,346
Interest Inherent in Rental Expense(2)	351	448	875	1,790	1,884	3,600	5,228
Piedmont Fixed Charges(3)	—	—	—	—	—	6,601	7,148

Fixed Charges, as Defined	24,742	21,432	44,858	43,704	51,004	54,523	65,722
Earnings, as Defined	45,799	44,155	81,408	81,764	89,074	66,219	75,557

Ratio of Earnings to Fixed Charges	1.85	2.06	1.81	1.87	1.75	1.21	1.15

(1)	The Company’s fiscal year ends on the Sunday nearest December 31st. All years presented are 52-week years, except 2004, which was a 53-week year.
(2)	We estimate that the interest component of the rental expense approximates one-third of such expense.
(3)	During 2000 and 2001, the Company owned a 50% interest in Piedmont Coca-Cola Bottling Partnership and results of Piedmont’s operations were not consolidated with those of the Company. During early 2002, the Company purchased an additional interest in Piedmont. Operating results for 2002 and subsequent periods include Piedmont, adjusted for minority interest expense. The fixed charges related to Piedmont for 2001 and 2000 are as follows:

	2001	2000
Interest Expense	$12,695	$13,519
Interest Inherent in Rental Expense	507	776

Subtotal	13,202	14,295
Proportionate Share	50%	50%
Applicable	6,601	7,148